UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Osiris Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68827R 10 8

(CUSIP Number)

Peter Friedli

Hinterbergstrasse 47

6312 Steinhausen, Switzerland

Telephone: +41 (41) 740 2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Peter Friedli

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) PF/OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 15,222,845(1)

	8)	Shared Voting Power 0

	9)	Sole Dispositive Power 10,616,794

	10)	Shared Dispositive Power 4,606,051

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,222,845

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 44.9%

14)	Type of Reporting Persons (See Instructions) IN (Individual)

(1)                                 Includes 10,616,794 shares held by Peter Friedli (including 1,000,000 shares issuable upon a currently exercisable warrant), and 4,606,051 shares held in the aggregate by Venturetec, Inc., and Mr. Friedli’s spouse and minor child, over which Mr. Friedli exercises sole voting control.

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Venturetec, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0

	8)	Shared Voting Power 0

	9)	Sole Dispositive Power 0

	10)	Shared Dispositive Power 4,103,301

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,103,301

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 12.1%

14)	Type of Reporting Persons (See Instructions) CO

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) New Venturetec AG

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC/OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0

	8)	Shared Voting Power 0

	9)	Sole Dispositive Power 0

	10)	Shared Dispositive Power 4,103,301(2)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,103,301

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 12.1%

14)	Type of Reporting Persons (See Instructions) CO

(2)                                 Represents shares held of record by Venturetec, Inc., which is a reporting person under this Schedule 13D.  The capital stock of Venturetec, Inc. is 100% owned by New Venturetec AG.  Peter Friedli, who is a reporting person under this Schedule 13D, is President of Venturetec, Inc. and is President of New Venturetec AG, and exercises sole voting power over the shares held by Venturetec, Inc.

AMENDMENT NO. 3 TO SCHEDULE 13D

Explanatory Statement.   This Amendment No. 3 (“Amendment No.3”) modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the reporting persons named herein and others on December 20, 2006, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on June 13, 2007, as amended by Amendment No. 2 to the Schedule 13D filed with the Commission on December 19, 2007.

Item 1.           Security and Issuer

Item 1 of the Schedule 13D to which this Amendment No.3 relates is hereby amended and restated as follows:

This Schedule 13D is being filed on behalf of Peter Friedli, a citizen of Switzerland, Venturetec, Inc., a British Virgin Islands corporation, and New Venturetec AG, a Swiss corporation (collectively referred to hereinafter as the “Reporting Persons”).

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Osiris Therapeutics, Inc., a Maryland corporation (the “Issuer”).  The address of the Issuer’s principal executive office is located at 7015 Albert Einstein Drive, Columbia, Maryland 21046.

Item 2.           Identity and Background.

Item 2 of this Schedule 13D is herby amended and restated in its entirety as follows:

1.	(a)	Peter Friedli;
	(b)	Mr. Friedli’s business address is c/o Friedli Corporate Finance Inc., Hinterbergstrasse 47 6312 Steinhausen, Switzerland;
(c)

Mr. Friedli co-founded the Issuer’s business and except for the period between February and June 2004 has been a director of the Issuer since January 1996. Mr. Friedli is the principal of Friedli Corporate Finance, Inc., a venture capital firm. He is also the President of each of Venturetec, Inc. and New Venturetec AG;

	(d)	During the last five years, Mr. Friedli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
(e)

During the last five years, Mr. Friedli has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws; and

	(f)	Mr. Friedli is a citizen of Switzerland.

2.	(a)	Venturetec, Inc.;
	(b)	Venturetec, Inc.’s business address is c/o Friedli Corporate Finance Inc., Hinterbergstrasse 47 6312 Steinhausen, Switzerland;
	(c)	Venturetec, Inc.’s principal business is venture capital investing in biotechnology, communications, technology and Internet companies;

(d) and (e)   During the last five years, Venturetec, Inc. has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which Venturetec, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

3.	(a)	New Venturetec AG;
	(b)	New Venturetec AG’s business address is c/o Friedli Corporate Finance Inc., Hinterbergstrasse 47 6312 Steinhausen, Switzerland;
	(c)	New Venturetec AG’s principal business is venture capital investing in biotechnology, communications, technology and Internet companies;

(d) and (e)   During the last five years, New Venturetec AG has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which New Venturetec AG was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

Item 4.           Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

This Amendment No.3 is being filed in anticipation of the immenent change of address of the Reporting Persons named herein, and is being filed following the disposition on or about December 10, 2012 by Venturetec, Inc. of beneficial ownership (as determined in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) of 50,000 shares of the Issuer’s Common Stock, as described below.

Venturetec, Inc. sold on December 10, 2012, in a private sale intended to comply with Regulation S of the Securities Act of 1933, as amended, 50,000 shares of the Issuer’s Common Stock, to an institutional and accredited investor in Switzerland, at a price of $9.52 per share.

This Amendment No. 3 further reflects the following events occurring subsequent to the filing of Amendment No. 2 to Schedule 13D and resulting in changes in beneficial ownership or the form of beneficial ownership of the Reporting Persons, but not involving the acquisition or disposition by a Reporting Person of Common Stock:  the dissolution on or about May 29, 2008 of Joyce Ltd., a Belize corporation, and the resulting change from indirect to direct ownership by Mr. Friedli of 10,000 shares that had been held by Joyce Ltd.;  the resignation of Mr. Friedli on or about September 16, 2008 from his management position with US Venture 05, a Belize corporation, and the resulting loss by Mr. Friedli of voting power over 1,000,000 shares previously held by US Venture 05; and certain intra-family conveyances resulting only in a change in the form of beneficial ownership.  In addition to these events, this Amendment No. 3 reflects the the issuance in May 2008 to Mr. Friedli and Venturetec, Inc., and the conversion on November 14, 2008, of certain convertible promissory notes, resulting in the issuance of 205,423 shares of Common Stock at $12.17 per share, and 189,681 shares of Common Stock at $13.18 per share, to Mr. Friedli and Venturetec, Inc., respectively; the issuance to Mr. Friedli of 10,000 shares of Common Stock as board compensation on each of February 23, 2009, February 14, 2011 and March 23, 2012;  and the sale by Mr. Friedli’s mother of 625 shares of Common Stock on November 15, 2012 at $9.34 per share.

Mr. Friedli continues to serve as Chairman of the Board of Directors of the Issuer and continues to be the Issuer’s largest stockholder.

Item 5.           Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)           The aggregate number and percentage of Common Stock and the Issuer’s derivative securities (including warrants and options granted by the Issuer) to which this Schedule 13D relates is 15,222,845 shares, representing approximately 44.9% of the 33,875,021 outstanding (or deemed outstanding) shares of the Issuer.  This latter number is arrived at by adding the number of shares reported as being outstanding in the Issuer’s most recently filed Form 10-Q for the quarter ended September 30, 2012 (32,875,021 shares) to the number of shares that that would be received by the Reporting Persons if they were to convert all of the derivative securities held by them into Common Stock of the Issuer (1,000,000 shares).  None of the Reporting Persons has converted any of the derivative securities held by them and reported herein as such, but have included the shares issuable upon conversion or exercise in the share calculations as if the same had been converted or exercised, pursuant to Rule 13d-3(d) of the Exchange Act.

(b)           The Reporting Persons beneficially own the Common Stock and derivative securities as follows:

(i)            Mr. Friedli beneficially owns 15,222,845 shares of Common Stock, which includes:  9,616,794 shares owned directly by Mr. Friedli;  1,000,000 shares issuable upon exercise of an outstanding warrant owned by Mr. Friedli, assuming the warrant is exercised in full upon payment of the exercise price of $11.00 per share in cash;  500,000 shares owned by Mr. Friedli’s minor child;  2,750 shares owned by Mr. Friedli spouse;  and 4,103,301 shares owned by Venturetec, Inc.  Mr. Friedli has sole voting power with respect to 15,222,845 shares, sole dispositive power with respect to 10,616,794 shares, and shared dispositive power with respect to 4,606,051 shares.

(ii)           Venturetec, Inc. beneficially owns 4,103,301 shares of Common Stock. Venturetec, Inc. has shared dispositive power with respect to 4,103,301 shares.

(iii)          New Venturetec AG beneficially owns 4,103,301 shares of Common Stock, which includes: 4,103,301 shares owned by Venturetec, Inc., a wholly owned subsidiary of New Venturetec AG.  New Venturetec AG has shared dispositive power with respect to 4,103,301 shares.

(c)           See Item 4 of this Amendment No. 3 which is incorporated herein by this reference.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Friedli is the President of Venturetec, Inc., and its parent corporation, New Venturetec AG.  Mr. Friedli serves as Chairman of the Board of Directors of the Issuer and is the Issuer’s largest stockholder.  As President of Venturetec, Inc. and New Venturetec AG, Mr. Friedli exercises sole voting and shared dispositive power with respect to the Common Stock and other securities held by them.

Item 7.           Material to be Filed as Exhibits.

Item 7 is hereby amended to delete Exhibits 99.3 and 99.5, which had previously been attached.  The Lock-up Agreement, previously filed as Exhibit 99.3, and amended as reflected in Exhibit 99.5, has expired.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2012

/s/ Peter Friedli
Peter Friedli

VENTURETEC, INC.

By:
/s/ Peter Friedli
Peter Friedli, President

NEW VENTURETEC AG

By:
/s/ Peter Friedli
Peter Friedli, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

AMENDED AND RESTATED

SCHEDULE I

The following sets forth as to each of the executive officers and directors of the undersigned: (1) his name; (2) his business address; (3) his present principal occupation or employment and (4) the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is the company under which his name is listed, the business address of each person listed below is c/o Friedli Corporate Finance Inc. Hinterbergstrasse 47  6312 Steinhausen, Switzerland, and each such person listed below is a citizen of Switzerland. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

VENTURETEC, INC.

Directors and Executive Officers:
1. Peter Friedli, President
2. Beat Whittmann, Vice President

NEW VENTURETEC AG

Directors and Executive Officers:
1. Peter Friedli, President
2. Beat Whittmann, Vice President
3. Andreas von Sprecher, Secretary